Exhibit 21

SUBSIDIARIES OF COMMUNICATIONS SYSTEMS, INC.

Subsidiaries	Jurisdiction of Incorporation

Suttle Apparatus Corporation	Illinois
Suttle Costa Rica, S.A.	Costa Rica
Tel Products, Inc.	Minnesota
Suttle Caribe, Inc.	Minnesota
Austin Taylor Communications, Ltd.	United Kingdom
Automatic Tool & Connector Company, Inc.	New Jersey
JDL Technologies, Inc.	Minnesota
Transition Networks, Inc.	Minnesota
Transition Networks Shanghai.	China
LANart Corporation	Massachusetts
MiLAN Technology Corporation	California
Image Systems Corporation	Minnesota

All such subsidiaries are 100%-owned directly by Communications Systems, Inc. The financial statements of all such subsidiaries are included in the consolidated financial statements of Communications Systems, Inc.

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